Exhibit 12

STATEMENT RE COMPUTATION OF RATIOS
META FINANCIAL GROUP, INC.
Computation of the Ratio of Earnings to Fixed Charges
($ in Thousands)

	Six Months Ended March 31,				Year Ended September 30,
	2013		2012		2012		2011		2010		2009		2008

Fixed charges:
Interest expense1	$1,646		$1,865		$3,563		$4,747		$5,993		$8,907		$13,415
Capitalized interest	-		-		-		-		-		-		-
Portion of rental expense which represents interest factor	268		257		540		561		531		538		477
Total Fixed Charges2	$1,914		$2,122		$4,103		$5,308		$6,524		$9,445		$13,892
Earnings available for fixed charges:3
Pre-tax income (loss)4	$7,844		$20,609		$26,796		$8,263		$19,813		$(2,006)		$(2,836)
Distributed equity income of affiliated companies	-		-		-		-		-		-		-
Add: Fixed charges	1,914		2,122		4,103		5,308		6,524		9,445		13,892
Less: Capitalized interest	-		-		-		-		-		-		-
Less: Net income - noncontrolling interests	-		-		-		-		-		-		-
Total Earnings available for fixed charges	$9,758		$22,731		$30,899		$13,571		$26,337		$7,439		$11,056
Ratios of earnings to fixed charges	5.10	x	10.71	x	7.53	x	2.56	x	4.04	x	0.79	x	0.80	x

1	Interest expense represents all interest expense on deposits and borrowings.

2	Total Fixed Charges represent all interest expense on deposits and borrowings plus the portion of net rental expense deemed to be equivalent to interest on long-term debt.

3
Total earnings available for fixed charges represents pre-tax income (loss) before income taxes, all interest expense on deposits and borrowings plus the portion of net rental expense deemed to be equivalent to interest on long-term debt.

4	Pre-tax income (loss) represents income from continuing operations before income taxes.